Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(dollars in thousands)
Earnings:
Income before income taxes	$74,906	$141,883	$198,421	$227,025	$117,440
Fixed charges	39,471	59,487	60,104	61,521	66,707

Income before income taxes and fixed charges	$114,377	$201,370	$258,525	$288,546	$184,147

Fixed charges:
Interest expense, including amortized premiums, discounts and capitalized expenses related to indebtedness	$32,441	$47,639	$45,105	$44,923	$50,263
One-third rental expense (1)	7,030	11,848	14,999	16,598	16,444

Total fixed charges	$39,471	$59,487	$60,104	$61,521	$66,707

Ratio of earnings to fixed charges	2.9	3.4	4.3	4.7	2.8

(1)	The proportion deemed representative of the interest factor.